NO ACT

DC
PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08024865

Received SEC
FEB 13 2008
Washington, DC 20549

February 13, 2008

Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48121

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/13/2008

Re: Ford Motor Company
Incoming letter dated December 21, 2007

Dear Mr. Sherry:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Ford by Trent Wickwire. We also have received a letter from the proponent dated December 28, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Trent Wickwire
4250 Petersburg Rd.
Dundee, MI 48131

RECEIVED

2007 DEC 26 PM 6:06

One American Road
Room 1134 WHQ
Dearborn, Michigan 48121

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

December 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Trent Wickwire

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 8, 2008.

Mr. Trent Wickwire (the "Proponent") has submitted for inclusion in the 2008 Proxy Materials a proposal that would require: (i) the Board of Directors to amend the Company by-laws to condemn the commission of fraud and assign the investigation of reports of fraud to a committee reporting directly to the Board; (ii) the CEO and Vice President of Product Development to personally certify that each program launch is void of foreseeable product liability risk and premature part cancellation costs; and (iii) the Company to provide shareholders with an annual report of all part cancellation and product liability costs incurred in the previous year with explanation of cause and corrective action for each line item (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2008 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.
- The Proposal is excludable under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Delaware law.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal would require the Board to take several actions that in their totality relate to the Company's investigation of potential litigation claims and equate to the establishment of a compliance program. Specifically, the Proposal seeks to establish a mechanism for the reporting of fraud to the Board of Directors, certification that product launches are free of foreseeable product liability risk, and the publication of an annual report with explanations of causes and corrective actions involving product liability costs. Each of these requirements implicates the conduct of litigation or the establishment of a compliance program.

Pursuant to a long line of previous No-Action Letters, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted from Ford's 2008 Proxy Materials as it requires the Company to investigate and report on matters that could be the subject of litigation and to establish a compliance program. Indeed, the Proposal's "Whereas" recital clauses make several vague allegations of fraud, conspiracy to commit fraud, and alleged lack of oversight that allows fraud to exist (see Exhibit 1). Every company's management has a basic responsibility to protect the company's interests against litigation. A shareholder proposal that interferes with this obligation is inappropriate. Shareholders do not posses the necessary expertise to advise management on complex legal issues. For this reason, the Staff has acknowledged that a shareholder proposal that implicates the conduct of litigation or litigation strategy is properly excludable under Rule 14a-8(i)(7). *See AT&T Inc.* (February 9, 2007) (exclusion allowed as relating to litigation strategy where proposal requested board to issue report containing specified information regarding disclosure of customer communications to governmental agencies, and steps to ensure customers' privacy rights, among other matters); *Johnson & Johnson* (February 24, 2006) (exclusion allowed where proposal requested formation of a Scientific Integrity Committee to assure research integrity and detect misconduct); and *ConocoPhillips* (February 23, 2006) (exclusion allowed where proposal required the board to investigate, independent of in-house legal counsel, all potential legal liabilities alleged by proponent).

Additionally, the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the Company's legal compliance program. The Company is subject to numerous laws, rules, and regulations for which it has the responsibility to ensure compliance. The Company has established various processes and procedures to detect fraud and has implemented processes by which employees and others may report suspected fraudulent conduct to appropriate Company officials. Shareholders do not possess the expertise to advise management on legal compliance programs. The Staff has consistently concurred in the omission of similar proposals as being part of a company's ordinary business. *See Ford Motor Company* (March 19, 2007) (exclusion allowed where proposal demanded that the board establish an independent legal committee to investigate allegations of fraud); *Monsanto Company* (November 3, 2005) (exclusion allowed where proposal requested the board to establish an ethics oversight committee to ensure compliance with federal, state, and local laws, rules, and regulations); *Humana Inc.* (February 25, 1998) (exclusion allowed where proposal requested the board to oversee an "anti-fraud compliance committee"); *Hudson United Bancorp* (January 24, 2003) (exclusion allowed where a proposal requested the board appoint a committee to investigate possible corporate misconduct); and *General Electric Co.* (January 4, 2005) (exclusion allowed where proposal requested a report detailing the company's television stations' activities to meet public interest obligations as relating to the company's ordinary business, i.e., compliance with FCC regulations). Consistent with these precedents, the Proposal deals with the ordinary business operations of the Company and is, therefore, excludable pursuant to Rule 14a-8(i)(7).

The Proposal clearly concerns matters related to the ordinary business of the Company – Company assessment of litigation risk and establishment of legal compliance programs. Moreover, the Proposal does not implicate any social or other policy issue that could mandate its inclusion in the Proxy Materials.

The Proposal Is Not A Proper Subject For Action By Shareholders Under Delaware Law

Rule 14a-8(i)(1) authorizes the omission of a proposal if it is not a proper subject for action by shareholders under the law of the jurisdiction of the company's organization. Under the laws of the state of Delaware, Ford's state of incorporation, the Proposal is not a proper subject for action by shareholders because the Proposal is phrased as requiring Board action rather than as a precatory proposal recommending Board action. Specifically, the Proposal's specific resolution states that "shareholders require the following ..." (Emphasis added.) Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that the "business and affairs of every corporation ... shall be managed by or under the direction of the board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a). Because the Proposal requires, rather than requests, the Board to take certain action if it were approved by the shareholders of the Company, it appears to represent an effort to regulate directly the manner in which the company conducts its business and affairs. The Proposal, therefore, is impermissible under Section 141(a) of the DGCL.

The Staff has consistently granted no-action relief to Delaware corporations under Rule 14a-8(i)(1) where a shareholder proposal mandates action that, under state law, falls within the powers of the board of directors. *See American International Group, Inc.* (March 12, 1999) (exclusion allowed where the shareholder proposal was "phrased as a demand on the Company and its Board of Directors [making it] mandatory rather than precatory"); *CVS Corporation* (December 15, 1998) (exclusion allowed because shareholder proposal "[sought] to mandate action on matters that, under state law, fall within the management powers of a company's board of directors"); *The Boeing Company* (February 25, 1997) (exclusion allowed because a shareholder proposal "mandating or directing board action is inconsistent with the discretionary authority granted to a board of directors [under state law]"); *see also Triple-S Management Corporation* (March 10, 2006) (exclusion allowed by a Puerto Rico corporation because the shareholder proposal "as a demand and not a precatory proposal, by-passes the function of the Corporation's Board of Directors"); *General Electric Company* (January 27, 2004) (exclusion allowed by a New York corporation where the shareholder proposal was "cast as a demand to the Board rather than as a precatory proposal"). Consistent with these precedents, the Proposal is not a proper subject for action by shareholders under Delaware law and is, therefore, excludable pursuant to Rule 14(a)-8(i)(1).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2008 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2008 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2008 Proxy Materials by sending him a copy of this letter and its exhibit. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibit
cc: Mr. Trent Wickwire (via Federal Express)

Shareholder Proposal from Trent Wickwire, 4250 Petersburg Rd, Dundee, MI

Whereas the future survival of the company depends on a steady flow of flawless launches of new product, and,

Whereas the current system for auditing launch readiness relies heavily on the self assessment of programs, and,

Whereas there is little, if any, attempt to validate program information, detect error or prevent the deliberate misrepresentation of fact regarding program risks or status, and,

Whereas the misrepresentation of program status leads to Senior Management's ill advised authorization to proceed; leading to discovery of program issues at Job 1, including Parts that don't fit, Parts that don't work, Parts that can't be installed and Suppliers unable to deliver; All of which lead to rush, poorly developed changes to design without performance verification; leading to high cost and poor performance in the field; leading to frequent recalls, safety issues and dissatisfied customers; leading to eroding market share; leading to plummeting profitability; leading to free-falling share price and a debt rating sinking continuously into junk status, and

Whereas recent examples of this lack of oversight have lead to irreparable harm to the company's image and financial position in such ways as igniting tailpipes, igniting speed control, and most notably the continued cost and litigation associated with the Firestone/Explorer Rollover case, and,

Whereas these and many lower profile issues have accelerated the company's cash burn by incurring billions of dollars in foreseeable and preventable product liability, warranty and premature cancellation costs, and

Whereas, based on the recent history of ineffective control by the Product Development auditing functions, it is possible that programs in the current new product pipeline could contain similar issues costing billions more in damages and cancellation costs, and

Whereas these delayed cancellation costs understate the true cost of current operations, which may mislead current and prospective investors on the financial performance of the company, violating the spirit of Sarbanes-Oxley Legislation, and

Whereas, in spite of the potentially criminal implications of defrauding shareholders and risking consumers' safety, the company's current control system not only tolerates, but at times actively enforces participation in these misrepresentations as a madatory condition of employment, and

Whereas the company's current financial vulnerability does not allow continued reliance on a Product Development auditing system with a history of negligence, or a Human Resources Department with a history of enabling internal fraud,

Resolved, the shareholders require the following, effective immediately:

1. Alter company bylaws to explicitly condemn the commission of internal fraud, including qualitative information, and assign the investigation of reports thereof to a committee reporting directly to the Board of Directors
2. Require, henceforth, the CEO and Vice President of Product Development to personally certify that each program launch is void of all foreseeable product liability risk and premature part cancellation costs, and
3. Each year, provide the shareholders with a detailed report of all part cancellation and product liability costs incurred in the previous year with explanations of cause and corrective action for each line item.

Jerome Zaremba
Ford Motor Company
One American Road
Dearborn, MI 48131

November 3, 2007

RE: Documentation of Share Ownership for Shareholder Proposal faxed October 4, 2007

Mr. Zaremba,

I believe the attached documents sufficiently show that I comply with SEC Rule 14a-8 of $2,000 of market value ownership. As shown in the Net Benefits statement, the current market value of my shares in the Ford Stock Fund is $5,022.68 as of close of business November 2, 2007. The second page of documentation shows all activity related to this account over the last 24 months. As you can see, there has been no activity since September 1, 2006, which indicates I have owned these shares for over 1 year.

While my knowledge of the law is admittedly superficial, I firmly believe that the commission of fraud practiced by my local management, enforced by Human Resources, apparently blessed by Senior Management, and apparently tolerated by the Board of Directors not only violates the spirit of SOX legislation, but far worse.

The Enron case was contained to financial implications. However, since I believe these practices also allowed a potentially dangerous vehicle to be knowingly introduced to the market, I see a potential that this could also lead to Reckless Endangerment charges and class action product liability far more severe than Firestone. I sent no less than 5 letters to the Board of Directors about these acts of fraud and this potential liability, but I received no reply. I interpret this as a silent approval of this negligent and depraved behavior.

I have absolutely no intention of selling these shares before the next shareholder meeting because because I believe doing so would be irresponsible. I will not only retain these shares, but if a sudden erosion of value occurs that causes a drop near the $2,000 threshold, I will buy more to ensure my eligibility is in tact. The only way I would willingly withdraw this proposal is if I were convinced with absolute certainty that the internal controls have been improved to prohibit, rather than facilitate this risk of fraud and liability.

Please let me know if this is insufficient and I will provide whatever else you need.

Sincerely,

Trent L. Wickwire

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

October 26, 2007

Trent Wickwire
4250 Petersburg Road
Dundee, Michigan 48131

Re: Shareholder Proposal for 2008 Annual Meeting

Dear Mr. Wickwire:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your facsimile letter of October 4, 2007. Your letter requests that the proposal relating to various compliance programs and reporting to shareholders on part cancellation and product liability costs incurred in the previous year (the "Proposal") be included in the Company's proxy materials for the 2008 Annual Meeting of Shareholders.

Eligibility requirements regarding stockholder proposals are set forth in Security and Exchange Commission ("SEC") Rule 14a-8 (copy enclosed). Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the stockholder submitted the proposal. In the event the stockholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you, in your individual capacity, satisfy the eligibility requirements based on the information you furnished to the Company.

Consequently, we request that, pursuant to Rule 14a-8(b), you furnish to the Company proper documentation demonstrating (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that you have been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a stockholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the stockholder's securities verifying that, at the time of submission, the stockholder continuously held the securities at least one year, or (ii) if the stockholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the stockholder's ownership of the shares as of or before the date on which the one-year period begins. If the stockholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the stockholder continuously held the required number of shares for the one-year period as of the date of the statement.

If you cannot furnish the Company with proper evidence of share ownership eligibility, we respectfully request that you withdraw your proposal so that we do not have to file a No-Action Letter with the SEC. If you do not furnish the Company with such evidence and do not withdraw the proposal within the 14-day period, we will file a No-Action Letter with the SEC to have the proposal excluded from the Company's proxy materials.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at the number shown above. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

Encl.

cc: Peter J. Sherry, Jr.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

**Note 3 to § 240.14a-7.* If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

*Effective January 1, 2008, Rule 14a-7 is amended by removing Note 3 to § 240.14a-7 as part of the amendments relating to shareholder choice regarding proxy material. See SEC Release Nos. 34-56135; IC-27911; July 26, 2007. *Compliance Dates:* "Large accelerated filers," as that term is defined in Rule 12b-2 under the Securities Exchange Act, not including registered investment companies, must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008. Registered investment companies, persons other than issuers, and issuers that are not large accelerated filers conducting proxy solicitations (1) may comply with the amendments regarding proxy solicitations commencing on or after January 1, 2008 and (2) must comply with the amendments regarding proxy solicitations commencing on or after January 1, 2009.

***Effective March 30, 2007, Rule 14a-8 was amended by revising the word "mail" to read* "send" in the last sentence of paragraph (e)(2) and in paragraph (e)(3), and the word "mails" to read "sends" in the introductory text of paragraph (m)(3) as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

Note: See *AFSCME v. AIG*, No. 05-2825-cv (2d Cir., Sept. 5, 2006), the court reversed the judgment of the district court and remanded the case for entry of judgment in favor of AFSCME. The court disagreed with the SEC staff's long-standing interpretation of Rule 14a-8.

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name *appears in the company's records as a shareholder, the company can verify your* eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares *through the date of the company's annual or special meeting.*

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting *your proposal for the company's annual meeting*, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

*(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

*(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or *transmitted electronically, no later than 14 days from the date* you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic *media, and the company permits you or your representative to present your proposal* via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

*Effective March 30, 2007, in the last sentence of paragraph (e)(2) and in paragraph (e)(3) the word "mail" was revised to read "send" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the *company's total assets at the end of its* most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's *proxy statement must include* your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

*(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

---

*Effective March 30, 2007, in the introductory text of paragraph (m)(3) the word "mails" was revised to read "sends" as part of the amendments to internet availability of proxy materials. See SEC Release 34-55146; IC-27671; January 22, 2007.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.*

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

(2) A definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) is sent or given to security holders solicited in reliance on this Rule 14a-12 before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.

*Effective March 30, 2007, the term "annual report" was revised to read "annual report to security holders" in the heading and first sentence of paragraph (c)(1) of Rule 14a-12, as part of the amendments to internet availability of proxy material. See SEC Release 34-55146; IC-27671; January 22, 2007. *Compliance Date*: Persons may not send a Notice of Internet Availability of Proxy Materials to shareholders prior to July 1, 2007.

(b) Any soliciting material published, sent or given to security holders in accordance with paragraph (a) of this Rule 14a-12 must be filed with the Commission no later than the date the material is first published, sent or given to security holders. Three copies of the material must at the same time be filed with, or mailed for filing to, each national securities exchange upon which any class of securities of the registrant is listed and registered. The soliciting material must include a cover page in the form set forth in Schedule 14A and the appropriate box on the cover page must be marked. Soliciting material in connection with a registered offering is required to be filed only under Securities Act Rule 424 or 425, and will be deemed filed under this Rule 14a-12.

(c) Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions:

(1) *Application of This Rule to Annual Report [*Annual Report to Security Holders].* Notwithstanding the provisions of Exchange Act Rule 14a-3(b) and (c), any portion of the annual report to security holders referred to in Exchange Act Rule 14a-3(b) that comments upon or refers to any solicitation subject to this Rule 14a-12(c), or to any participant in the solicitation, other than the solicitation by the management, must be filed with the Commission as proxy material subject to this regulation. This must be filed in electronic format unless an exemption is available under Rules 201 or 202 of Regulation S-T.

(2) *Use of Reprints or Reproductions.* In any solicitation subject to this Rule 14a-12(c), soliciting material that includes, in whole or part, any reprints or reproductions of any previously published material must:

(i) State the name of the author and publication, the date of prior publication, and identify any person who is quoted without being named in the previously published material.

(ii) Except in the case of a public or official document or statement, state whether or not the consent of the author and publication has been obtained to the use of the previously published material as proxy soliciting material.

(iii) If any participant using the previously published material, or anyone on his or her behalf, paid, directly or indirectly, for the preparation or prior publication of the previously published material, or has made or proposes to make any payments or give any other consideration in connection with the publication or republication of the material, state the circumstances.

Instructions to Rule 14a-12: 1. If paper filing is permitted, file eight copies of the soliciting material with the Commission, except that only three copies of the material specified by Exchange Act Rule 14a-12(c)(1) need be filed.

*Effective March 30, 2007, the term "annual report" was revised to read "annual report to security holders" in the heading and first sentence of paragraph (c)(1) of Rule 14a-12, as part of the amendments to internet availability of proxy material. See SEC Release 34-55146; IC-27671; January 22, 2007.

Zaremba, Jerome (J.F.)

From: wickwire@provide.net
Sent: Tuesday, December 04, 2007 1:58 PM
To: Zaremba, Jerome (J.F.)
Subject: Re: Observations of Fraud

As the papers are reporting, the Explorer case is still haunting us. The Super Duty appears to possibly carry a more severe risk, with the enforcement of the company's internal control structure.

I am on the company's side on this. I hope the company is too because I don't believe the company can survive another hit like this right now. I desparately want to believe that this is due to the rougue actions of self serving individuals at the lower levels, but the apparant negligence of the higher management makes me question my loyalties.

Thanks again,
Trent

SACRAMENTO, Calif. (AP) - In a Nov. 28 story about the settlement of class-action lawsuits involving the Ford Explorer, The Associated Press erroneously reported that the settlements end all the outstanding rollover-related lawsuits against the automotive company. The settlements end the class-action lawsuits brought by Explorer owners who said their vehicles had lost value because of their perceived danger. They do not end pending personal injury and wrongful death lawsuits involving the Explorer, plaintiffs' attorneys and Ford Motor Co. said.

On Mon, 3 Dec 2007 17:53:41 -0500
"Zaremba, Jerome (J.F.)" <jzarembl@ford.com> wrote:
> Mr. Wickwire:
>
> Thank you again for expressing your views regarding this
> matter. As
> with your previous emails, this one will be passed along
> to appropriate
> personnel for consideration.
>
>
> Jerome F. Zaremba
> Counsel - Corporate
> Ford Motor Company
> One American Road, Room 1037
> Dearborn, Michigan 48126
> 313-337-3913
> Fax: 313-248-1988
> jzarembl@ford.com
>
>
>
> -----Original Message-----
> From: wickwire@provide.net [mailto:wickwire@provide.net]
> Sent: Thursday, November 29, 2007 10:00 PM
> To: Zaremba, Jerome (J.F.)
> Cc: Kuzak, Derrick (D.M.); Mulally, Alan (A.R.); Ford,
> William Clay

> (W.C.); Ford, Edsel (B.); Gross, Dick (R.W.)
> Subject: Re: Observations of Fraud
>
> Mr. Zaremba,
>
> I saw that Ford settled residual rollover lawsuits for a
> couple hundred million more dollars.
>
> As I indicated in my previous note, I saw a condition in
> the 2008 Super Duty where I believe lower management
> knowingly and willingly subjected the company to another
> round of similar litigation. When I attempted to elevate
> this to Derrick Kuzak prior to my termination, the
> Personnel Relations Department prevented me from meeting
> with him to discuss it on the basis that defrauding
> Senior
> Management does not violate policy (even when it could
> lead
> to criminal charges and financial distruction) I was
> ultimately assaulted by my supervisor and terminated for
> my
> "insubordination" because I refused to allow this to
> continue, all with the knowledge and support of Personnel
> Relations.
>
> I am not an Attorney, but from a layperson's point of
> view,
> the implications of consumer safety and manipulation of
> financial results seems likely to ultimately lead to
> civil
> and criminal implications such as compensatory and
> punitive
> damages, depraved indifference of human life and
> conspiracy
> to committ securities fraud. These are the actions
> enforced by Personnel Relations. Is a respect for a
> broken
> control system worth this kind of risk?
>
> Given the financial condition of the company there is
> very
> little reason to believe that the company can survive
> another "Firestone", even if criminal charges do not
> follow. Since I was terminated and since I have been
> stonewalled at every attempt to discuss this with the
> company, the only path I have left is a shareholder
> proposal. Doing nothing is not an option for me, even if
> everyone else on this note thinks it is.
>
> Thanks,
> Trent
>

> On Fri, 9 Nov 2007 09:42:34 -0500
> "Zaremba, Jerome (J.F.)" <jzarembl@ford.com> wrote:
> > Mr. Wickwire:
> >
> > Thank you for your e-mail. I understand that you have
> > had extensive
> > communications with Ford personnel regarding the
> matters
> > raised in your
> > message. I'll pass along your message to appropriate
> > personnel for
> > consideration. If I receive any information which
> would
> > possibly lead

> > to a withdrawal of the proposal, I will pass it along.
> > Please
> > understand that I can only deal with the shareholder
> > proposal aspects of
> > your concerns. Thank you again for your interest in
> > Ford.
> >
> >
> > Jerome F. Zaremba
> > Counsel - Corporate
> > Ford Motor Company
> > One American Road, Room 1037
> > Dearborn, Michigan 48126
> > 313-337-3913
> > Fax: 313-248-1988
> > jzarembl@ford.com
> >
> >
> >
> > -----Original Message-----
> > From: wickwire@provide.net
> [mailto:wickwire@provide.net]
> > Sent: Friday, November 09, 2007 9:10 AM
> > To: Zaremba, Jerome (J.F.)
> > Subject: Observations of Fraud
> >
> > Mr. Zaremba,
> >
> > During our phone conversation on Monday you mentioned
> > that
> > you will research the rules of 14a-8 to see if the
> > company
> > could exclude my proposal of addressing fraud from the
> > proxy. I would like to give you the opportunity to
> > exclude
> > this proposal, even if the proposal complies with all
> > regulations for inclusion.
> >
> > My motivation is and always has been to rid the company
> > of
> > the practices that I believe constitue fraud and can
> lead
> > to product liability, punitive damages and the reckless
> > endangerment, if not depraved indifference, of human
> > life.
> > All of this at a time when the company may not survive,
> > even if perfrming to perfection.
> >
> > The attached letter provides an emperical case where I
> > saw
> > misrepresentations that, given the current state of the
> > company, could be the end of Ford Motor Company. I
> > willingly subjected myself to slander, harassment,
> > assault
> > and ultimately termination because I refused to yeild
> in
> > my
> > opposition to this fraud and exposure to product
> > liability
> > resulting from the practices of lower management and
> the
> > blind enforcement by the control structures within the
> > company.
> >
> > Since I lived this every day, you cannot convince me
> that
> > it never happened. However, if you can convince me

> with
> > absolute certainty that these practices are no longer
> > occurring within the company, or that they are still
> > occurring, but the long term benefits of the company
> > outweigh the risks, I will withdraw my proposal.
> >
> > Please let me know if you have any questions on the
> > content
> > of this letter.
> >
> > Thanks,
> >
> > Trent
>

Zaremba, Jerome (J.F.)

From: wickwire@provide.net
Sent: Monday, November 19, 2007 11:21 AM
To: Zaremba, Jerome (J.F.)
Subject: Re: Observations of Fraud

That's all I could ask.

Thanks,

Trent

On Mon, 19 Nov 2007 11:18:50 -0500
"Zaremba, Jerome (J.F.)" <jzarembl@ford.com> wrote:
> Mr. Wickwire:
> Thank you for your email. I'll pass it along to
> appropriate personnel.
>
>
> Jerome F. Zaremba
> Counsel - Corporate
> Ford Motor Company
> One American Road, Room 1037
> Dearborn, Michigan 48126
> 313-337-3913
> Fax: 313-248-1988
> jzarembl@ford.com
>
>
>
> -----Original Message-----
> From: wickwire@provide.net [mailto:wickwire@provide.net]
> Sent: Sunday, November 18, 2007 4:41 PM
> To: Zaremba, Jerome (J.F.)
> Subject: Re: Observations of Fraud
>
> Mr. Zaremba,
>
> I don't know how the time frame works with regard to
> shareholder proposals, so I wanted to be sure you
> understand my position on the issues I mentioned while
> all
> options are still open.
>
> I firmly believe that the company's very survival depends
> on eliminating all self serving data manipulation at the
> lower levels of the company. However, I would rather
> resolve this issue without the fallout of a public
> discussion about fraud at Ford Motor Company. The rest
> of
> this note outlines the only way I could do this with a
> clear conscience.
>
> If the company can demonstrate to me, with absolute
> certainty, that internal controls are in development and
> will be in place to detect and prevent fraud as well as
> provide for quick and decisive discipline against those
> who
> practice fraud, I will happily and voluntarily withdraw
> my
> proposal.
>
> I believe, if handled properly, the company can make a

> proclamation that "We have changed objectives for all
> managers to be more properly aligned with the long term
> well being of the company and we have changed our
> reporting
> system to more properly interpret our progress of the
> turnaround plan."
>
> This will provide the company an opportunity to fix the
> internal problem of fraud and will acknowledge that we
> need
> to fix our credibility on Wall Street in a proactive way.
> I would much rather go this route, if the company is
> willing.
>
> Please pass this along to those who can act on this.
>
> Thanks again,
>
> Trent
>
> On Fri, 9 Nov 2007 09:42:34 -0500
> "Zaremba, Jerome (J.F.)" <jzarembl@ford.com> wrote:
> > Mr. Wickwire:
> >
> > Thank you for your e-mail. I understand that you have
> > had extensive
> > communications with Ford personnel regarding the
> matters
> > raised in your
> > message. I'll pass along your message to appropriate
> > personnel for
> > consideration. If I receive any information which
> would
> > possibly lead
> > to a withdrawal of the proposal, I will pass it along.
> > Please
> > understand that I can only deal with the shareholder
> > proposal aspects of
> > your concerns. Thank you again for your interest in
> > Ford.
> >
> >
> > Jerome F. Zaremba
> > Counsel - Corporate
> > Ford Motor Company
> > One American Road, Room 1037
> > Dearborn, Michigan 48126
> > 313-337-3913
> > Fax: 313-248-1988
> > jzarembl@ford.com
> >
> >
> >
> > -----Original Message-----
> > From: wickwire@provide.net
> [mailto:wickwire@provide.net]
> > Sent: Friday, November 09, 2007 9:10 AM
> > To: Zaremba, Jerome (J.F.)
> > Subject: Observations of Fraud
> >
> > Mr. Zaremba,
> >
> > During our phone conversation on Monday you mentioned
> > that
> > you will research the rules of 14a-8 to see if the
> > company
> > could exclude my proposal of addressing fraud from the

> > proxy. I would like to give you the opportunity to
> > exclude
> > this proposal, even if the proposal complies with all
> > regulations for inclusion.
> >
> > My motivation is and always has been to rid the company
> > of
> > the practices that I believe constitue fraud and can
> lead
> > to product liability, punitive damages and the reckless
> > endangerment, if not depraved indifference, of human
> > life.
> > All of this at a time when the company may not survive,
> > even if perfrming to perfection.
> >
> > The attached letter provides an emperical case where I
> > saw
> > misrepresentations that, given the current state of the
> > company, could be the end of Ford Motor Company. I
> > willingly subjected myself to slander, harassment,
> > assault
> > and ultimately termination because I refused to yeild
> in
> > my
> > opposition to this fraud and exposure to product
> > liability
> > resulting from the practices of lower management and
> the
> > blind enforcement by the control structures within the
> > company.
> >
> > Since I lived this every day, you cannot convince me
> that
> > it never happened. However, if you can convince me
> with
> > absolute certainty that these practices are no longer
> > occurring within the company, or that they are still
> > occurring, but the long term benefits of the company
> > outweigh the risks, I will withdraw my proposal.
> >
> > Please let me know if you have any questions on the
> > content
> > of this letter.
> >
> > Thanks,
> >
> > Trent
>

RECEIVED

2008 JAN -7 AM 10: 08

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Office of chief Counsel
100 F Street
Washington, DC 20549

December 28. 2007

Re: Response to Ford Motor Company's Request to Omit Shareholder Proposal

The following letter outlines my personal observations that prompted me to submit the attached shareholder proposal. I do not assert that my personal grievance is a valid basis for a proposal, in fact I know it is not. However, I believe this is an appropriate way to illustrate the need for the changes my proposal would dictate and why I believe the request to omit is not valid.

The following reasons were given by the company as a basis for requesting the omission:

- Vague "Whereas" statements given to show the lack of oversight that enables fraud
- The proposal deals with matters relating to the company's ordinary business
- The proposal is not proper under Delaware Law

The remainder of this letter describes why I believe these are invalid reason to grant the omission.

Validation of my "Recital of Vague 'Whereas' Statements" asserting existance of Fraud

The Fraudulent Practices

While working in a qualitative auditing function within Ford Motor Company's Product Development, I was personally pressured to support and participate in actions I considered to be fraud against the company and its shareholders. These actions included, but were not limited to:

- Report misleading metric performance
- Report misleading program dates/status
- Report false qualitative test results
- Report false program sign off status
- Excessive use of carryover parts with a disregard for prototype integrity
- Conceal program risks, including potentially severe safety risks
- Circumvent required processes to improve/preserve timing
- Inflate potential impact of cost saving initiatives to manipulate financial forecasting
- Present timing plans as "Green", which were not agreed to by the responsible parties
- "Use whatever Enron accounting methods necessary to 'prove' we are meeting our objectives" (a direct quote)

Impact on Shareholders

The qualitative impact of these actions is the primary contributor to the company's current condition. Consider the logical cause and effect relationships on the state of the company:

- False information leads to;
- Inappropriate approval to proceed, leading to;
- Discoveries of issues at launch, including:
    - Parts that don't fit
    - Parts that cannot be installed
    - Parts that don't perform
    - Suppliers who are not capable of meeting delivery
        - All of these lead too;

- Rush, poorly conceived changes without system engineering analysis, which lead to;
- High cost and poor quality in the field, which lead to;
- Frequent recalls, dissatisfied customers and safety hazards, which lead to;
- Eroding Market Share, which leads to;
- Plummeting profitability, which leads to;
- Free falling share value, and
- A Debt Rating sinking ever deeper into junk status
-

The impact on financial reporting, in some cases, can understate cost by $10's of millions in the current period, which in turn deceives current shareholders and prospective investors on the progress of the recovery effort by showing an false profitability.

Support of assertion of Criminal Actions of Lower Management and Faciliation of such by Human Resources

This is admittedly a lay persons view, but here is the underlying basis for my assertion of legal impropriety.

- Regarding Reckless Endangerment and/or a Depraved Indifference of Human Life: Based on the facts as I know them, the company deliberately retained an architecture which presents a known safety risk to drivers and passengers in the 2008 model year Super Duty Pickup, even through a full vehicle redesign. This was done to present a more favorable financial performance in 2007 and 2008cy. For the reasons stated below, this is more egregious and potentially more devastating to the shareholder than the much publicized Explorer Rollover case, yet the internal controls failed to address the issue.
- Regarding Conspiracy to Commit Securities Fraud, the sum total of deliberately misleading information by program level management, with the explicit support and participation of the department charged with detecting and investigating fraud (Human Resources) has a clear likelihood of translating into misleading financial statements. Unlike Enron and World Com, which were driven from the top down, this is a conspiracy driven by the independent actions of many rogue individuals at the bottom, enabled by a counter productive internal control system. Failure to act on this shows either a failure of oversight on the part of the Board or an intention to assert that Conspiracy to Commit Securities Fraud can only be orchestrated from the top down, and therefore does not apply.

The Empirical Example

The following is an except from a letter I sent to the Board on January 27, 2007. I received confirmation of delivery, but I received no reply of any substance. This shows how these practices can significantly distort financial reporting. This is a porion of information used by the CEO to assert an expected profit in 2009.

At the beginning of the Frame CBP meetings (November 2005) the objective was clearly stated as "To create a business plan to avoid bankruptcy", yet this was treated by most team members as just another exercise in data manipulation to 'prove' our success. The following passage shows just how depraved these team 'leaders' were in this effort.

Note: I was not involved in the front end of the P356 program, so it is admittedly hearsay. However, no one in the room disputed any of the facts as stated, only that we "Technically don't know this yet.". The ramifications of this are so serious I believe it would be prudent to view the underlying crash tape and act accordingly.

The Super Duty P356 Frame

One of the rock solid "savings" already in hand when the group started was a $50 per vehicle savings achieved by re-sourcing the Super Duty Pickup frame when migrating from the P131 to the P356 (2008MY). The saving calculation was presented to Senior Management as follows:

($50 per unit savings) x (400,000 units per year) = $20,000,000 annually for 7 years

This is clearly worth the $43 million in tooling investment, however this equation was deliberately incomplete.

Since I am working from memory my figures may not be precise, but they are directionally accurate and show the basis of my objections.

Misrepresentation #1

The $50 savings included the cumulative cancellation charges, which had been rolled over from previous short cycling. I believe this was about $20 per unit. This component of the savings was completely irrelevant to the resource and therefore should have been excluded from the calculation. This leaves the savings equation at:

($30 per unit) x (400,000 units) = $12,000,000 annual for the next 7 years

Still a good investment, but...

Misrepresentation #2

The frame design was quoted as a mimic of the P131 frame in order to make negotiation with the new supplier easier to manage. Very early in the program it was discovered that this design would not pass the FMVSS requirement for "Side Pole Impact" for 2010. This means that the 7 year contract will only last 2 years, which changes the equation to:

($12,000,000 annually) x (2 years) = $24 million piece price savings against a $43 million investment

Not only does this fall $19 million short of recovering the incremental investment, but it will also impose $ millions, if not 10's of millions in additional cancellation costs as a result of the short cycle from 7 years to 2 years.

This case alone shows how understating the true cost of 1 part on 1 vehicle line can be used to understate cost by $10's of millions in current income statements. Given lower management's propensity to defraud Senior Management, Senior Management's willingness to allow this practice and Human Resources enforcement of these practices of fraud, and the Board of Director's negligence of oversight, it is likely that this is one of dozens, if not hundreds of similar examples. A prevalent use of this method alone could easily make a devastating loss look like a $750 million profit, as shown in the Q2, 2007 earnings statement.

The Official System for "Fraud Detection"

The responsibility given to all Ford Motor Company employees is to report all improprieties (legal and company policy) to the Human Resource Department. The Human Resources Department and Personnel Relations (HR/PR) have the responsibility to ensure policy and the law are followed and the best interest of the company is protected. However, the following excerpt shows that HR/PR have an unchecked ability of enforcing "Obedient Compliance", even when compliance means supporting violations of civil and criminal law, including fraud, sexual and other forms of harassment, assault, violations of the ADA, and a depraved indifference toward the health and safety of consumers.

The Harassment

As a result of the P356 and other cases where I opposed defrauding Senior Management, my local management implemented harassment techniques against me including slander, assault, intimidation, and violations of the Americans with Disabilities Act.

At the request of my Director, the Human Resources Department threatened me with termination because I elevated concerns of Fraud and Reckless Endangerment to Senior Management. The response from the Human Resources Department was that "Deliberately misleading Senior Management on program status was not a violation of policy, even if it materially affected financial statements and/or the safety of consumers." I was also told that if I continued to pursue this I would be terminated.

<u>Senior Management's Negligence</u>
In spite of the threats from Human Resources, I reported these actions and HR's refusal to address them to Executive Operations, the President of the Americas (Mark Fields, via "ask Mark email), and the Vice President of Product Development (Derrick Kuzak) prior to my termination. After I notified these people, the harassment against me intensified and I was terminated immediately thereafter. This would imply that these gentlemen at the very least tolerated these methods, or may have even endorsed them. I have a hard copy of Mr. Kuzak's reply to my note where he acknowledged receipt, which clearly documents his knowledge of the fraud and ensuing harassment.

The Board's Stated Fiduciary Responsibility

Paragraphs 11 and 12 of the Board of Directors Audit Committee Charter, entitled "Ethical and Legal Compliance/General" states the following:

- Review, with the Office of the General Counsel, any legal or regulatory matter that could have a significant impact on the financial statements. (Paragraph 11)
  - If the 2007 financial statements do not properly disclose the impact of these known pending liabilities, then there is a reasonable expectation that current and propspective investors will be midslead on the performance of the company.
- Establish procedures for the receipt, retention and treatment of complaints and concerns (including a procedure for submitting such complaints and concerns on a confidential and anonymous basis) received by the Company regarding accounting, internal accounting controls, or auditing or related matters. (Paragraph 12)
  - The presence of an "Internal Control" which seeks to obstruct reports of fraud and impropriety is a violation of this paragraph of the Charter:

Conclusion

The Company's opposition to my proposal was based on 2 paragraphs of SEC 1934. I believe the exclusion criteria are not valid in this case for the following reasons:

- Relating to Ordinary Business: My proposal does not ask for a change in ordinary business practices, rather it mandates a change in the way results are reported to shareholders and prevents the obstruction of information which currently prevents the Board from performing the duties outlined in the sanctioned charter.
- Relating to Delaware Law:
  - My proposal seeks to compel full disclosure of reasonably foreseeable financial risks to the shareholders. This is at the foundation of Sarbanes Oxley Compliance, and I believe the full cycle of SOX violations appears present in this case. Fraud against shareholders; retaliatory harassment against employees who oppose fraud; a counter productive auditing authority who enforced the fraud, rather than preventing it. All of these violations are possible because the current controlling authority (Human Resources) has the ability to obstruct the reporting of Fraud and the Reckless Endangerment of Human Life. If the Delaware Law that my proposal violates conflicts with Federal Statutes, such as SOX, then Federal Law reigns supreme.

Sincerely, Trent Wickwire

4250 Petersburg Rd.
Dundee, MI 48131
734-239-3959
wickwire@provide.net

Shareholder Proposal from Trent Wickwire, 4250 Petersburg Rd, Dundee, MI

Whereas the future survival of the company depends on a steady flow of flawless launches of new product, and,

Whereas the current system for auditing launch readiness relies heavily on the self assessment of programs, and,

Whereas there is little, if any, attempt to validate program information, detect error or prevent the deliberate misrepresentation of fact regarding program risks or status, and,

Whereas the misrepresentation of program status leads to Senior Management's ill advised authorization to proceed; leading to discovery of program issues at Job 1, including Parts that don't fit, Parts that don't work, Parts that can't be installed and Suppliers unable to deliver; All of which lead to rush, poorly developed changes to design without performance verification; leading to high cost and poor performance in the field; leading to frequent recalls, safety issues and dissatisfied customers; leading to eroding market share; leading to plummeting profitability; leading to free-falling share price and a debt rating sinking continuously into junk status, and

Whereas recent examples of this lack of oversight have lead to irreparable harm to the company's image and financial position in such ways as igniting tailpipes, igniting speed control, and most notably the continued cost and litigation associated with the Firestone/Explorer Rollover case, and,

Whereas these and many lower profile issues have accelerated the company's cash burn by incurring billions of dollars in foreseeable and preventable product liability, warranty and premature cancellation costs, and

Whereas, based on the recent history of ineffective control by the Product Development auditing functions, it is possible that programs in the current new product pipeline could contain similar issues costing billions more in damages and cancellation costs, and

Whereas these delayed cancellation costs understate the true cost of current operations, which may mislead current and prospective investors on the financial performance of the company, violating the spirit of Sarbanes-Oxley Legislation, and

Whereas, in spite of the potentially criminal implications of defrauding shareholders and risking consumers' safety, the company's current control system not only tolerates, but at times actively enforces participation in these misrepresentations as a mandatory condition of employment, and

Whereas the company's current financial vulnerability does not allow continued reliance on a Product Development auditing system with a history of negligence, or a Human Resources Department with a history of enabling internal fraud,

Resolved, the shareholders require the following, effective immediately:

1. Alter company bylaws to explicitly condemn the commission of internal fraud, including qualitative information, and assign the investigation of reports thereof to a committee reporting directly to the Board of Directors
2. Require, henceforth, the CEO and Vice President of Product Development to personally certify that each program launch is void of all foreseeable product liability risk and premature part cancellation costs, and
3. Each year, provide the shareholders with a detailed report of all part cancellation and product liability costs incurred in the previous year with explanations of cause and corrective action for each line item.

VAGUE ALLEGATIONS
FRAUD DETECTION

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48121

December 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. Trent Wickwire

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 8, 2008.

Mr. Trent Wickwire (the "Proponent") has submitted for inclusion in the 2008 Proxy Materials a proposal that would require: (i) the Board of Directors to amend the Company by-laws to condemn the commission of fraud and assign the investigation of reports of fraud to a committee reporting directly to the Board; (ii) the CEO and Vice President of Product Development to personally certify that each program launch is void of foreseeable product liability risk and premature part cancellation costs; and (iii) the Company to provide shareholders with an annual report of all part cancellation and product liability costs incurred in the previous year with explanation of cause and corrective action for each line item (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2008 Proxy Materials for the following reasons:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

- The Proposal is excludable under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Delaware law.

VAGUE ALLEGATIONS FRAUD

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

> The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.
>
> ***
>
> However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.
>
> The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal would require the Board to take several actions that in their totality relate to the Company's investigation of potential litigation claims and equate to the establishment of a compliance program. Specifically, the Proposal seeks to establish a mechanism for the reporting of fraud to the Board of Directors, certification that product launches are free of foreseeable product liability risk, and the publication of an annual report with explanations of causes and corrective actions involving product liability costs. Each of these requirements implicates the conduct of litigation or the establishment of a compliance program.

Pursuant to a long line of previous No-Action Letters, the Company respectfully requests the Staff's concurrence that the Proposal may be omitted from Ford's 2008 Proxy Materials as it requires the Company to investigate and report on matters that could be the subject of litigation and to establish a compliance program. Indeed, the Proposal's "Whereas" recital clauses make several vague allegations of fraud, conspiracy to commit fraud, and alleged lack of oversight that allows fraud to exist (see Exhibit 1). Every company's management has a basic responsibility to protect the company's interests against litigation. A shareholder proposal that interferes with this obligation is inappropriate. Shareholders do not posses the necessary expertise to advise management on complex legal issues. For this reason, the Staff has acknowledged that a shareholder proposal that implicates the conduct of litigation or litigation strategy is properly excludable under Rule 14a-8(i)(7). *See AT&T Inc.* (February 9, 2007) (exclusion allowed as relating to litigation strategy where proposal requested board to issue report containing specified information regarding disclosure of customer communications to governmental agencies, and steps to ensure customers' privacy rights, among other matters); *Johnson & Johnson* (February 24, 2006) (exclusion allowed where proposal requested formation of a Scientific Integrity Committee to assure research integrity and detect misconduct); and *ConocoPhillips* (February 23, 2006) (exclusion allowed where proposal required the board to investigate, independent of in-house legal counsel, all potential legal liabilities alleged by proponent).

Additionally, the Proposal may be excluded under Rule 14a-8(i)(7) because it relates to the Company's legal compliance program. The Company is subject to numerous laws, rules, and regulations for which it has the responsibility to ensure compliance. The Company has established various processes and procedures to detect fraud and has implemented processes by which employees and others may report suspected fraudulent conduct to appropriate Company officials. Shareholders do not possess the expertise to advise management on legal compliance programs. The Staff has consistently concurred in the omission of similar proposals as being part of a company's ordinary business. *See Ford Motor Company* (March 19, 2007) (exclusion allowed where proposal demanded that the board establish an independent legal committee to investigate allegations of fraud); *Monsanto Company* (November 3, 2005) (exclusion allowed where proposal requested the board to establish an ethics oversight committee to ensure compliance with federal, state, and local laws, rules, and regulations); *Humana Inc.* (February 25, 1998) (exclusion allowed where proposal requested the board to oversee an "anti-fraud compliance committee"); *Hudson United Bancorp* (January 24, 2003) (exclusion allowed where a proposal requested the board appoint a committee to investigate possible corporate misconduct); and *General Electric Co.* (January 4, 2005) (exclusion allowed where proposal requested a report detailing the company's television stations' activities to meet public interest obligations as relating to the company's ordinary business, i.e., compliance with FCC regulations). Consistent with these precedents, the Proposal deals with the ordinary business operations of the Company and is, therefore, excludable pursuant to Rule 14a-8(i)(7).

The Proposal clearly concerns matters related to the ordinary business of the Company – Company assessment of litigation risk and establishment of legal compliance programs. Moreover, the Proposal does not implicate any social or other policy issue that could mandate its inclusion in the Proxy Materials.

The Proposal Is Not A Proper Subject For Action By Shareholders Under Delaware Law

Rule 14a-8(i)(1) authorizes the omission of a proposal if it is not a proper subject for action by shareholders under the law of the jurisdiction of the company's organization. Under the laws of the state of Delaware, Ford's state of incorporation, the Proposal is not a proper subject for action by shareholders because the Proposal is phrased as requiring Board action rather than as a precatory proposal recommending Board action. Specifically, the Proposal's specific resolution states that "shareholders <u>require</u> the following ..." (Emphasis added.) Section 141(a) of the Delaware General Corporation Law (the "DGCL") provides that the "business and affairs of every corporation ... shall be managed by or under the direction of the board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." 8 Del. C. § 141(a). Because the Proposal requires, rather than requests, the Board to take certain action if it were approved by the shareholders of the Company, it appears to represent an effort to regulate directly the manner in which the company conducts its business and affairs. The Proposal, therefore, is impermissible under Section 141(a) of the DGCL.

The Staff has consistently granted no-action relief to Delaware corporations under Rule 14a-8(i)(1) where a shareholder proposal mandates action that, under state law, falls within the powers of the board of directors. *See American International Group, Inc.* (March 12, 1999) (exclusion allowed where the shareholder proposal was "phrased as a demand on the Company and its Board of Directors [making it] mandatory rather than precatory"); *CVS Corporation* (December 15, 1998) (exclusion allowed because shareholder proposal "[sought] to mandate action on matters that, under state law, fall within the management powers of a company's board of directors"); *The Boeing Company* (February 25, 1997) (exclusion allowed because a shareholder proposal "mandating or directing board action is inconsistent with the discretionary authority granted to a board of directors [under state law]"); *see also Triple-S Management Corporation* (March 10, 2006) (exclusion allowed by a Puerto Rico corporation because the shareholder proposal "as a demand and not a precatory proposal, by-passes the function of the Corporation's Board of Directors"); *General Electric Company* (January 27, 2004) (exclusion allowed by a New York corporation where the shareholder proposal was "cast as a demand to the Board rather than as a precatory proposal"). Consistent with these precedents, the Proposal is not a proper subject for action by shareholders under Delaware law and is, therefore, excludable pursuant to Rule 14(a)-8(i)(1).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2008 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2008 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2008 Proxy Materials by sending him a copy of this letter and its exhibit. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibit
cc: Mr. Trent Wickwire (via Federal Express)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated December 21, 2007

The proposal requires that Ford amend its bylaws to explicitly condemn the commission of internal fraud and assign the investigation of reports of internal fraud to a committee reporting to the board; have individuals certify that each program launch is void of product liability risk and premature part cancellation costs; and provide a report to shareholders.

There appears to be some basis for your view that Ford may exclude the proposal under rule 14a-8(i)(7), as relating to Ford's ordinary business operations (i.e., general conduct of a legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if Ford omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ford relies.

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END